SCHEDULE “G”
(to the Management Information Circular of Rubicon Minerals Corporation dated July 7, 2006)

COPPERCO STOCK OPTION PLAN RESOLUTION

“RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1.     the “fixed number” Stock Option Plan (the “Plan”) of CopperCo Resource Corp. (the “Company”) adopted by the Board of Directors of the Company on July 5, 2006 be and is hereby approved, ratified and confirmed;

2.     the Company be and is hereby authorized to grant stock options up to a maximum of common shares of the Company which is equal to 20% of the issued and outstanding capital of the Company on the date of the initial listing of the Common shares of the Company on a stock exchange, which is to include all Common shares of the Company then reserved for issue for stock options granted by the Company prior to such initial listing date;

3.     the granting of stock options to insiders of the Company be and is hereby approved;

4.     the Board of Directors of the Company is hereby authorized to make such amendments to the Plan as it may, in its sole discretion, determine are necessary, desirable or useful, as may be required by the stock exchange on which the shares of the Company are listed or as relate to matters of a housekeeping nature from time to time without the further approval of or further authority from the shareholders of the Company; and

5.     any director or senior officer of the Company be and is hereby authorized, for or on behalf of the Company, to execute and deliver all documents and instruments and to take such other actions as such director or senior officer may determine to be necessary or desirable to implement this ordinary resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions”.